UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: **001-31403**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

701 Ninth Street, N.W.
Washington, DC 20068
(202) 872-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Plan Participation Interests under the
Atlantic Electric 401(k) Savings and Investment Plan - B
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)		Rule 12h-3(b)(1)(i)	**X**
Rule 12g-4(a)(1)(ii)		Rule 12h-3(b)(1)(ii)	
Rule 12g-4(a)(2)(i)		Rule 12h-3(b)(2)(i)	
Rule 12g-4(a)(2)(ii)		Rule 12h-3(b)(2)(ii)	
		Rule 15d-6	

Approximate number of holders of record as of the certification or notice record date: _____0_____

Pursuant to the requirements of the Securities Exchange Act of 1934, Pepco Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 22, 2006   By: A. J. KAMERICK
                                                   Anthony J. Kamerick
                                                   Vice President and Treasurer